July 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin & Katherine Bagley

Re:	Empro Group Inc.
Amendment No. 11 to Registration Statement on Form F-1 Filed June 4, 2025 File No. 333-282155

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), R.F. Lafferty & Co., Inc., as representative of the several underwriters, hereby joins Empro Group Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1, as amended (File No. 333-282155) (the “Registration Statement”), to become effective on Tuesday, July 1, 2025, at 5:05 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

R.F. Lafferty & Co., Inc.

/s/ Rob Hackel
Name:	Rob Hackel
Title:	Chief Operating Officer